UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SmartKem, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83193D 104

(CUSIP Number)

Octopus Investments Limited

Octopus Titan VCT Plc

33 Holborn

London

EC1N 2HT, U.K.

Attention: Stephen Anderson

TEL: Stephen Anderson

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83193D 104

1.	NAME OF REPORTING PERSON Octopus Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,476,028 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,476,028 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,476,028 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.27% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC,CO

(1)	The source of funds was working capital of Octopus Funds (as defined in footnote (2) below).
(2)

The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 7,416,307 shares held by Octopus Titan VCT Plc (the “Octopus Titan”); and (ii) 59,721 held by Octopus Investments Nominees Limited (the “Octopus Nominees”). Octopus Investments Limited (the “Octopus Investments”, together with Octopus Titan and Octopus Nominees, the “Octopus Funds”) is the sole manager of Octopus Titan and Octopus Nominees. By virtue of such relationship, Octopus Investments may be deemed to have voting and investment power with respect to the securities held by Octopus Titan and Octopus Nominees. Octopus Investments disclaims beneficial ownership of the shares of Common Stock held by Octopus Titan and Octopus Nominees except to the extent of its indirect pecuniary interest therein.

(3)

Percent of class calculated based on 25,541,809 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2021.

CUSIP No.: 83193D 104

1.	NAME OF REPORTING PERSON Octopus Titan VCT Plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,416,307 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,416,307 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,416,307 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.04% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The source of funds was working capital of Octopus Funds.
(2)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is directly held by Octopus Titan. Octopus Investments is the sole manager of Octopus Titan. By virtue of such relationship, Octopus Investments may be deemed to have voting and investment power with respect to the securities held by Octopus Titan. Octopus Investments disclaims beneficial ownership of the shares of Common Stock held by Octopus Titan except to the extent of its indirect pecuniary interest therein.

(3)	Percent of class calculated based on 25,541,809 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the initial Statement on Schedule 13D filed on March 5, 2021 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Common Stock”), of SmartKem, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 reflects the recent purchase of an aggregate of 1,000,000 shares of Common Stock of the Issuer (the “Shares”) by Octopus Titan VCT Plc (“Octopus Titan”) and Octopus Investments Nominees Limited (“Octopus Nominees”), respectively, for an aggregate purchase price of $2,000,000 in a private placement offering (the “Transaction”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 1.	Security and Issuer.

There are no changes to the Item 1 information previously filed.

ITEM 2.	Identity and Background.

There are no changes to the Item 2 information previously filed.

ITEM 3.	Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

ITEM 4.	Purpose of Transaction.

There are no changes to the Item 4 information previously filed.

ITEM 5.	Interest in Securities of the Issuer.

There are no changes to the Item 5 information previously filed.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

Subscription Agreement

On January 27 2022, each of Octopus Titan and Octopus Nominees entered into a subscription agreement (the “Subscription Agreement”) with the Issuer. Pursuant to the Subscription Agreement, on January 27, 2022, the date of the closing, Octopus Titan purchased 986,375 shares of Common Stock for an aggregate purchase price of $1,972,750 and Octopus Nominees purchased 13,625 shares of Common Stock for an aggregate purchase price of $27,250. The Shares issued in the Transaction are subject to a registration rights agreement that Octopus Titan and Octopus Nominees entered into in connection with the Transaction (the “2022 Registration Rights Agreement”).

The Subscription Agreement contains substantially the same terms as the subscription documents entered into by investors in the Offering, as defined in the initial Statement on Schedule 13D filed on March 5, 2021. The Shares issued in the Transaction are “restricted securities” under applicable federal securities laws and were offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. All of the funds required to acquire the Shares were furnished from the working capital of Octopus Titan and Octopus Nominees.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, which is attached to the Schedule 13D as Exhibit 99.4 and is incorporated herein by reference.

Registration Rights Agreement

On January 27, 2022, in connection with Transaction, the Issuer entered into the 2022 Registration Rights Agreement with each of Octopus Titan and Octopus Nominees. Pursuant to the 2022 Registration Rights Agreement, the Issuer agreed to promptly, but no later than 15 calendar days after the Issuer files its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, file, subject to customary exceptions, a registration statement with the SEC, covering the Shares. The Issuer will use commercially reasonable efforts to cause such registration statement to be declared effective within 150 calendar days after the closing of the Transaction. The Issuer must use commercially reasonable efforts to keep the registration statement effective for the earlier of (i) five years from the date it is declared effective by the SEC, (ii) the date on which all Shares have been transferred other than to certain enumerated permitted assignees under the 2022 Registration Rights Agreement, or (iii) the date on which no Registrable Securities (as defined therein) are outstanding.

The foregoing description of the 2022 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the 2022 Registration Rights Agreement, which is attached to the Schedule 13D as Exhibit 99.5 and is incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of March 5, 2020, by and among Octopus Investments Limited and Octopus Titan VCT Plc

Exhibit 99.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 24, 2021).

Exhibit 99.3	Letter Agreement, dated as of February 23, 2021, among SmartKem, Inc. and Octopus Titan VCT plc and certain related parties (incorporated by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed on February 24, 2021).

Exhibit 99.4	Subscription Agreement, dated as of January 27, 2022, by and among SmartKem, Inc., Octopus Titan VCT plc and Octopus Investments Nominees Limited

Exhibit 99.5	Registration Rights Agreement, dated as of January 27, 2022, by and among SmartKem, Inc., Octopus Titan VCT plc and Octopus Investments Nominees Limited

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

OCTOPUS INVESTMENTS LIMITED

/s/ Simon P. King
Name: Simon P. King
Title: Principal

Dated: January 28, 2022

OCTOPUS TITAN VCT PLC

BY: OCTOPUS INVESTMENTS LIMITED, ITS SOLE MANAGER

/s/ Simon P. King
Name: Simon P. King
Title: Principal